Tel: 616-774-7000 200 Ottawa Avenue NW, Suite 300 Fax: 616-776-3680 Grand Rapids, MI 49503 www.bdo.com June 18, 2018 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 15, 2018, to be filed by our former client, Atlas Financial Holdings, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.